UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Latham Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

51819L107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51819L107

1		NAME OF REPORTING PERSONS Wynnchurch Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,983,771 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,983,771 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,983,771 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Consists of 14,983,771 shares of Common Stock held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes and Christopher P. O’Brien.  The shares reported are the number owned subsequent to the reporting persons’ sale of shares on January 11, 2022.  As of December 31, 2021, the shares owned were 17,767,168.

(2) The percent ownership calculated is based on an aggregate of 119,900,905 shares outstanding as of December 30, 2021 pursuant to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 4, 2022.

CUSIP No. 51819L107

1		NAME OF REPORTING PERSONS Wynnchurch Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,983,771 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,983,771 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,983,771 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Consists of 14,983,771 shares of Common Stock held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes and Christopher P. O’Brien.  The shares reported are the number owned subsequent to the reporting persons’ sale of shares on January 11, 2022.  As of December 31, 2021, the shares owned were 17,767,168.

(2) The percent ownership calculated is based on an aggregate of 119,900,905 shares outstanding as of December 30, 2021 pursuant to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 4, 2022.

CUSIP No. 51819L107

1		NAME OF REPORTING PERSONS WC Partners Executive IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 438,068 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 438,068 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,068 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Consists of 438,068 shares of Common Stock held directly by WC Partners Executive IV, L.P.  Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P.  Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P.  Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes and Christopher P. O’Brien.  The shares reported are the number owned subsequent to the reporting persons’ sale of shares on January 11, 2022.  As of December 31, 2021, the shares owned were 519,444.

(2) The percent ownership calculated is based on an aggregate of 119,900,905 shares outstanding as of December 30, 2021 pursuant to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 4, 2022.

CUSIP No. 51819L107

1		NAME OF REPORTING PERSONS Wynnchurch Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,545,703 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,545,703 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,545,703 (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Consists of 14,545,703 shares of Common Stock held directly by Wynnchurch Capital Partners IV, L.P.  Wynnchurch Partners IV, L.P. is the general partner of Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is the investment adviser to Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes and Christopher P. O’Brien.  The shares reported are the number owned subsequent to the reporting persons’ sale of shares on January 11, 2022.  As of December 31, 2021, the shares owned were 17,247,724.

(2) The percent ownership calculated is based on an aggregate of 119,900,905 shares outstanding as of December 30, 2021 pursuant to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 4, 2022.

CUSIP No. 51819L107

1		NAME OF REPORTING PERSONS John A. Hatherly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,983,771
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,983,771
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,983,771
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Consists of 14,983,771 shares of Common Stock held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes and Christopher P. O’Brien.  The shares reported are the number owned subsequent to the reporting persons’ sale of shares on January 11, 2022.  As of December 31, 2021, the shares owned were 17,767,168.

(2) The percent ownership calculated is based on an aggregate of 119,900,905 shares outstanding as of December 30, 2021 pursuant to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 4, 2022.

CUSIP No. 51819L107

1		NAME OF REPORTING PERSONS Francis G. Hayes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,983,771
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,983,771
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,983,771
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Consists of 14,983,771 shares of Common Stock held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes and Christopher P. O’Brien.  The shares reported are the number owned subsequent to the reporting persons’ sale of shares on January 11, 2022.  As of December 31, 2021, the shares owned were 17,767,168.

(2) The percent ownership calculated is based on an aggregate of 119,900,905 shares outstanding as of December 30, 2021 pursuant to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 4, 2022.

CUSIP No. 51819L107

1		NAME OF REPORTING PERSONS Christopher Patrick O’Brien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,983,771
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,983,771
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,983,771
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Consists of 14,983,771 shares of Common Stock held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P.  Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes and Christopher P. O’Brien.  The shares reported are the number owned subsequent to the reporting persons’ sale of shares on January 11, 2022.  As of December 31, 2021, the shares owned were 17,767,168.

(2) The percent ownership calculated is based on an aggregate of 119,900,905 shares outstanding as of December 30, 2021 pursuant to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 4, 2022.

CUSIP No. 51819L107

Item 1(a).	Name of Issuer:

Latham Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

787 Watervliet Shaker Road
Latham, NY 12110

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (the “Reporting Persons”):

Wynnchurch Partners IV, L.P.
Wynnchurch Capital, L.P.
WC Partners Executive IV, L.P.
Wynnchurch Capital Partners IV, L.P.
John A. Hatherly
Francis G. Hayes
Christopher Patrick O’Brien

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Persons is:

6250 N. River Road, Suite 10-100
Rosemont, IL 60018

Item 2(c).	Citizenship:

Wynnchurch Partners IV, L.P.
WC Partners Executive IV, L.P.
Wynnchurch Capital Partners IV, L.P.

Cayman Islands

Wynnchurch Capital, L.P.

Delaware

John A. Hatherly

United States

CUSIP No. 51819L107

Francis G. Hayes
Christopher Patrick O’Brien

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

51819L107

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership:

Wynnchurch Partners IV, L.P.
(a) Amount Beneficially Owned:  14,983,771
(b) Percent of Class:  12.5%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:  0
(ii) shared power to vote or to direct the vote:  14,983,771
(iii) sole power to dispose or to direct the disposition of:  0
(iv) shared power to dispose or to direct the disposition of:  14,983,771

Wynnchurch Capital, L.P.
(a) Amount Beneficially Owned:  14,983,771
(b) Percent of Class:  12.5%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:  0
(ii) shared power to vote or to direct the vote:  14,983,771
(iii) sole power to dispose or to direct the disposition of:  0
(iv) shared power to dispose or to direct the disposition of:  14,983,771

CUSIP No. 51819L107

WC Partners Executive IV, L.P.
(a) Amount Beneficially Owned:  438,068
(b) Percent of Class:  0.4%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:  0
(ii) shared power to vote or to direct the vote:  438,068
(iii) sole power to dispose or to direct the disposition of:  0
(iv) shared power to dispose or to direct the disposition of:  438,068

Wynnchurch Capital Partners IV, L.P.
(a) Amount Beneficially Owned:  14,545,703
(b) Percent of Class:  12.1%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:  0
(ii) shared power to vote or to direct the vote:  14,545,703
(iii) sole power to dispose or to direct the disposition of:  0
(iv) shared power to dispose or to direct the disposition of:  14,545,703

John A. Hatherly
(a) Amount Beneficially Owned:  14,983,771
(b) Percent of Class:  12.5%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:  0
(ii) shared power to vote or to direct the vote:  14,983,771
(iii) sole power to dispose or to direct the disposition of:  0
(iv) shared power to dispose or to direct the disposition of:  14,983,771

Francis G. Hayes
(a) Amount Beneficially Owned:  14,983,771
(b) Percent of Class:  12.5%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:  0
(ii) shared power to vote or to direct the vote:  14,983,771
(iii) sole power to dispose or to direct the disposition of:  0
(iv) shared power to dispose or to direct the disposition of:  14,983,771

CUSIP No. 51819L107
Christopher Patrick O’Brien
(a) Amount Beneficially Owned:  14,983,771
(b) Percent of Class:  12.5%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:  0
(ii) shared power to vote or to direct the vote:  14,983,771
(iii) sole power to dispose or to direct the disposition of:  0
(iv) shared power to dispose or to direct the disposition of:  14,983,771

See disclosure under Item 8.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

Pamplona Capital Partners V, L. P. (the “Pamplona Fund”) entered into a stockholders agreement, dated as April 27, 2021 (the “Stockholders Agreement”), with Wynnchurch Capital Partners IV, L.P. and WC Partners Executive IV, L.P. (collectively, the “Wynnchurch Funds”).  Pursuant to the Stockholders Agreement, each of the Pamplona Fund and the Wynnchurch Funds have agreed, among other things, to vote their shares of Common Stock to elect members of the board of directors of the Issuer as set forth therein.  Because of the relationship between the Pamplona Fund and the Wynnchurch Funds as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Common Stock beneficially owned by the Wynnchurch Funds and/or to constitute a “group” with the Wynnchurch Funds.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Pamplona Fund.  None of the 61,476,581 shares of Common Stock held by the Pamplona Fund, as reflected in the Schedule 13G filed by the Pamplona Fund and its affiliates on February 11, 2022, are reflected in this report.

CUSIP No. 51819L107

On January 11, 2022, the Pamplona Fund and the Wynnchurch Funds sold 9,630,896 and 2,783,397 shares of Common Stock to the Issuer, respectively.  (Wynnchurch Capital Partners IV, L.P. sold 2,702,021 shares of Common Stock and WC Partners Executive IV, L.P. sold 81,376 shares of Common Stock.)  The Issuer sold an equal number of shares of Common Stock in a concurrent public offering and used the net proceeds thereof to purchase the shares from the Pamplona Funds and the Wynnchurch Funds.

All percentages calculated in this Schedule 13G are based upon an aggregate of 119,900,905 shares of Common Stock outstanding as of December 30, 2021 as indicated in the Issuer’s Form S-1 filed on January 4, 2022.

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Exhibits.

99.1.	Joint Filing Agreement.

[Signature pages follow on next pages.]

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2022
WYNNCHURCH PARTNERS IV, L.P.

By: Wynnchurch Management, Ltd., its General Partner

By:   /s/ Christopher P. O'Brien
Name: Christopher P. O’Brien
Title:   Executive Vice President

WYNNCHURCH CAPITAL, L.P.

By: WC Management Co – UGP LLC, its General Partner

By:   /s/ Christopher P. O'Brien
Name: Christopher P. O’Brien
Title:   President

WC PARTNERS EXECUTIVE IV, L.P.

By: Wynnchurch Partners IV, L.P., its General Partner

By: Wynnchurch Management, Ltd., its General Partner

By:   /s/ Christopher P. O'Brien
Name: Christopher P. O’Brien
Title:   Executive Vice President

SIGNATURE PAGE

WYNNCHURCH CAPITAL PARTNERS IV, L.P.

By: Wynnchurch Partners IV, L.P., its General Partner

By: Wynnchurch Management, Ltd., its General Partner

By:   /s/ Christopher P. O'Brien
Name: Christopher P. O’Brien
Title:   Executive Vice President

/s/ John A. Hatherly
John A. Hatherly

/s/ Francis G. Hayes
Francis G. Hayes

/s/ Christopher P. O'Brien
Christopher Patrick O’Brien

SIGNATURE PAGE